Exhibit 99.2

Okeanis Eco Tankers Corp. – Completion and pricing of USD 130 million offering of new common shares

ATHENS, GREECE, 21 January, 2026 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE: ECO, OSE: OET) is pleased to announce that it has successfully priced an offering of 3,611,111 new shares of the Company’s common stock, par value USD 0.001 per share (the “Offer Shares”), at a price of USD 36.00 per Offer Share, raising gross proceeds of approximately USD 130 million (the “Offering”).

The net proceeds from the Offering are expected to be used as partial consideration for the acquisition of two newbuilding Suezmax vessels (the “Vessel Acquisitions”), each currently under construction at Daehan Shipbuilding Co., Ltd., a South Korean shipyard, each from an unrelated third-party seller, for an acquisition price of USD 99.3 million per vessel. Each vessel is a sister vessel to the two vessels delivered in January 2026, and is expected to be delivered from the shipyard during the second quarter of 2026, subject to satisfaction of closing conditions for such delivery, including that the Company obtaining the necessary debt financing required to fully fund the Vessel Acquisitions beyond equity raised in the Offering. If one or both of the Vessel Acquisitions do not consummate, the net proceeds from the Offering may be used for general corporate purposes. The purchase of one vessel is not contingent on the purchase of the other.

Notification of allocation is expected to take place today, 21 January 2026, around 13:00 CET.

The Offering is expected to be completed by delivery of the allocated Offer Shares to investors through the Depository Trust Company (DTC) on a delivery versus payment basis on or about 23 January 2026 (DVP, T+2), subject to the satisfaction of customary closing conditions, including that the agreements for the Vessel Acquisitions remaining in full force and effect at the time of closing. The Offer Shares will be available for trading on New York Stock Exchange once the Offer Shares have been issued and settlement has taken place through the DTC, expected on or about 23 January 2026. After delivery of Offer Shares, such shares may be transferred from DTC to Euronext Securities Oslo (the "VPS") in accordance with the customary arrangements for transfers of the Company’s shares between DTC and VPS.

The Company has considered the Offering in light of the equal treatment obligations under the Norwegian Securities Trading Act Section 5-14, and the Board is of the opinion that the Offering is in compliance with these requirements.

The Offering is being made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-287032), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on 21 May 2025. The Offering is being made only by means of a prospectus supplement prepared specifically in relation to the Offering, which was filed with the SEC under Rule 424(b) under the U.S Securities Act of 1933 and can be obtained at www.sec.gov. Electronic copies of the prospectus supplement and related prospectus may also be obtained by contacting Fearnley Securities AS at prospectus@fearnleys.com or Clarksons Securities AS at compliance.oslo@clarksons.com. A final prospectus supplement is expected to filed with the SEC and made available at www.sec.gov.

This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

Advisors

Fearnley Securities AS and Clarksons Securities AS are acting as joint global coordinators and joint bookrunners for the Offering, and Pareto Securities AS is acting as joint bookrunner (collectively referred to as the “Managers”). Fearnley Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Fearnley Securities Inc. Clarksons Securities AS is not a U.S. registered broker-dealer and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Clarksons Securities, Inc. Pareto Securities AS is not a U.S. registered broker-dealer, and to the extent that this offering is made within the United States, its activities will be effected only to the extent permitted by Rule 15a-6 of the Securities Exchange Act of 1934, as amended or through its affiliate Pareto Securities Inc.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

This information is considered to be inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to Article 17 of the EU Market Abuse Regulation and Section 5-12 the Norwegian Securities Trading Act.

This stock exchange release was published on the Oslo Stock Exchange by Irene Chaidemenou, Legal Counsel, Okeanis Eco Tankers Corp., on the date and time provided.

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Important information

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, fairness or completeness.

Neither this announcement nor the information contained herein is for publication, distribution or release, in whole or in part, directly or indirectly, in or into or from the Australia, Canada, Japan, Hong Kong, South Africa or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The publication, distribution or release of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Regulation, i.e. only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (together with any applicable implementing measures in any Member State).

This communication is only being distributed to and is only directed at persons in the United Kingdom that are "qualified investors" within the meaning of the EU Prospectus Regulation as it forms part of English law by virtue of the European Union (Withdrawal) Act 2018 and that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.